UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,644,815*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,644,815*
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,767,131*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

  * Represents (a) 1,580,292 shares of common stock held directly by Mr. Feldenkreis, (b) 57,894 shares of common stock issuable upon the exercise of stock appreciation rights held by Mr. Feldenkreis that are currently exercisable, (c) 3,706 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 22, 2018, and (d) 2,923 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 20, 2018. Mr. Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted shares until the shares have vested.

2

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 288853104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Perry Ellis International, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3000 N.W. 107th Avenue, Miami, Florida 33172.

Item 2.	Identity and Background.

(a)       This statement is filed by George Feldenkreis (“Mr. Feldenkreis”) and the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which Mr. Feldenkreis is an officer and director (the “Foundation”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Mr. Feldenkreis and the Foundation is 4810 NW 74 Ave, Miami, FL 33166. The officers and directors of the Foundation and their principal business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. At present, Mr. Feldenkreis has no agreement or understanding with any of the officers and directors of the Foundation concerning the voting or disposition of the Shares such officers and directors own directly.

(c)       The principal occupation of Mr. Feldenkreis is serving as a private investor and acting as a director of the Issuer. The principal business of the Foundation is serving charitable purposes. The officers and directors of the Foundation and their principal occupations are set forth on Schedule A and are incorporated by reference in this Item 2.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Feldenkreis is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

As the founder of the Issuer, Mr. Feldenkreis held certain securities of a predecessor entity to the Issuer, which securities were converted, prior to the initial public offering of the Issuer, into certain of the Shares that are currently held by Mr. Feldenkreis. In addition, certain of Mr. Feldenkreis’ Shares were obtained through the exercise of stock options and other equity awards that were granted to Mr. Feldenkreis during his tenure as an officer and/or director of the Issuer. 562,202 Shares were purchased in the open market by Mr. Feldenkreis with personal funds. The cost basis for such Shares is $9,271,490. The 122,316 Shares owned by the Foundation were gifted by Mr. Feldenkreis.

4

CUSIP NO. 288853104

Item 4.	Purpose of Transaction.

Mr. Feldenkreis is the founder, former Executive Chairman and a Director of the Issuer. Mr. Feldenkreis has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Mr. Feldenkreis intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Feldenkreis may take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, making proposals concerning the Issuer’s business operations, strategic direction, governance, Board composition, strategic alternatives and extraordinary corporate transactions, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.  Mr. Feldenkreis may, in his capacity as a stockholder of the Issuer, engage in discussions with the Board, stockholders of the Issuer and third parties concerning his investment and the foregoing matters.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by Mr. Feldenkreis is based upon 15,668,000 Shares outstanding as of November 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 1, 2017.

As of the close of business on December 7, 2017, Mr. Feldenkreis beneficially owned directly 1,644,815 Shares, including 57,894 Shares issuable upon the exercise of stock appreciation rights held by Mr. Feldenkreis that are currently exercisable, 3,706 shares of restricted stock which vest on April 22, 2018, and 2,923 shares of restricted stock which vest on April 20, 2018, and may be deemed to beneficially own, as a result of his relationship described in Item 2, 122,316 Shares beneficially owned directly by the Foundation, which in the aggregate represents approximately 11.3% of the outstanding Shares. The number of Shares owned by each person listed in Schedule A hereto is set forth therein.

(b)       Mr. Feldenkreis has the sole power to vote and dispose of the 1,644,815 Shares beneficially owned by him and shares the power with the Foundation to vote and dispose of the 122,316 Shares beneficially owned by the Foundation. Mr. Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of his restricted shares until the shares have vested.

(c)        There were no transactions in the Shares by any Reporting Person or any person set forth on Schedule A hereto during the past 60 days.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Feldenkreis’ beneficial ownership includes (i) 2,923 restricted Shares granted under the Issuer’s 2015 Long-Term Incentive Compensation Plan, successor to the Issuer’s Second Amended and Restated 2005 Long-Term Incentive Compensation Plan (the “2005 Plan”), which vest on April 20, 2018; (ii) 3,706 restricted Shares granted under the 2005 Plan, which vest on April 22, 2018; and (iii) 57,894 Shares issuable upon the exercise of stock appreciation rights granted under the 2005 Plan that are currently exercisable.

5

CUSIP NO. 288853104

On December 8, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement dated December 8, 2017.

6

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

/s/ George Feldenkreis
GEORGE FELDENKREIS

FELDENKREIS FAMILY FOUNDATION, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Director

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CUSIP NO. 288853104

Schedule A

Directors and Officers of the Feldenkreis Family Foundation, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship	Ownership
George Feldenkreis, President and Director	See Item 2 of the Schedule 13D	See Item 2 of the Schedule 13D	USA	See Item 5 of Schedule 13D
Oscar Feldenkreis, Vice President and Director	CEO of Issuer	3000 N.W. 107th Avenue, Miami, Florida 33172	USA	1,233,681 Shares[1]
Fanny Hanono, Secretary, Treasurer and Director	President of GFX, Inc.	4810 NW 74 Ave, Miami, FL 33166	USA	391,713 Shares[2]

1 According to the Issuer’s 2017 definitive proxy statement, represents (a) 844,235 shares of common stock held by a revocable trust of which Oscar Feldenkreis is the trustee, (b) 150,000 shares of common stock held by three irrevocable trusts, each of which holds 50,000 shares of common stock, of which Oscar Feldenkreis’ spouse is the trustee, (c) 58,361 shares of common stock held directly by Oscar Feldenkreis, (d) 57,894 shares of common stock issuable upon the exercise of stock appreciation rights held by Mr. Feldenkreis that are currently exercisable or are exercisable within 60 days of the record date, (e) 4,940 shares of restricted stock held directly by Oscar Feldenkreis which vest on April 22, 2018, (f) 14,777 shares of restricted stock held directly by Oscar Feldenkreis, which vest in two equal annual installments beginning on April 20, 2018, (g) 19,716 shares of restricted stock held directly by Oscar Feldenkreis, which vest in three equal annual installments beginning on April 25, 2018, (h) 44,333 shares of performance stock granted in April 2016, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2019 (and he may be entitled to additional performance shares if the Company exceeds the performance goals), and (i) 39,425 shares of performance stock granted in April 2017, which vest up to 100%, provided that certain performance criteria have been achieved as of the last day of fiscal 2020 (and he may be entitled to additional performance shares if the Company exceeds the performance goals). Mr. Oscar Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted and performance shares until the shares have vested; the shares described in clauses (a) – (c) are pledged and held in a margin account.

2 According to the Issuer’s 2017 definitive proxy statement, 372,781 shares are owned by the Fanny Hanono Revocable Trust UAD 07/06/11, of which Ms. Hanono is the Trustee. Also includes (i) 5,553 shares of restricted stock granted under the 2005 Plan, which vest in three equal annual installments commencing on April 28, 2015; (ii) 2,714 shares of restricted stock granted under the 2005 Plan, which vest in two equal annual installments commencing on April 30, 2015; and (iii)(A) 2,501 shares of restricted stock granted under the 2005 Plan in March 2012, and (B) 4,069 shares of restricted stock granted under the 2005 Plan in April 2013, which each vest up to 100% provided that certain performance goals have been achieved.